Exhibit 12
MARRIOTT INTERNATIONAL, INC. (“Marriott”)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in millions, except ratio)	93 Days Ended March 31, 2013	84 Days Ended March 23, 2012
Income before income taxes	$201	$147
Losses related to equity method investees	—	1
	201	148
Add/(deduct):
Fixed charges	58	59
Interest capitalized	(9)	(5)
Distributed income of equity method investees	2	2
Earnings available for fixed charges	$252	$204
Fixed charges:
Interest expensed and capitalized(1)	$40	$38
Estimate of interest within rent expense	18	21
Total fixed charges	$58	$59
Ratio of earnings to fixed charges	4.3	3.5

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.
Exhibit 12